Exhibit 16.1

WithumSmith+Brown, PC

New York, New York

July 22, 2021

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

United States of America

Commissioners:

We have read the statements of Hyzon Motors Inc. (formally known as Decarbonization Plus Acquisition Corporation) included under Item 4.01 (a) of its Form 8-K dated July 22, 2021. We agree with the statements concerning our Firm under Item 4.01 (a), in which we were informed of our dismissal following completion of the review of Decarbonization Plus Acquisition Corporation’s financial statements for the quarter ended June 30, 2021, which consists only of the accounts of the pre-Business Combination special purpose acquisition company.

We are not in a position to agree or disagree with other statements contained therein.

Very truly yours,

/s/ WithumSmith+Brown, PC